UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 001-33429

Acorn International, Inc.

(Registrant’s name)

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

To implement the sale and purchase transaction, China DRTV, Inc., a company duly organized and validly existing under the laws of the British Virgin Islands (“Seller”), and a wholly-owned subsidiary of Acorn International, Inc. (NYSE: ATV) (“Acorn” or “Company”), entered into a share sale and purchase agreement (the “Purchase Agreement”) with Hong Kong Red Star Macalline Universal Home Furnishings Limited, a company duly organized and validly existing under the laws of Hong Kong (“Buyer”). Pursuant to the Purchase Agreement, Buyer purchased all of the capital stock of one of Seller’s wholly-owned subsidiaries, Bright Rainbow Investments Limited, a company duly organized and validly existing under the laws of Hong Kong (the “Target Company”), from the Seller for RMB 360,000,000 (the “Purchase Price”) in cash. The Purchase Price is subject to a post-closing adjustment pursuant to which the working capital of the Target Company as of 11:59PM on the calendar day immediately preceding the closing date will be added to and RMB1,000,000 (as compensation for the removal of the high-voltage power line and tower) will be deducted from the Purchase Price. The Target Company owns the entire share capital of Shanghai Hao Ji Xing Digital Technology Co., Ltd., a company duly organized and validly existing under the laws of the PRC (“HJX”). HJX owns the land use rights to the land plot located at No.8 Huawei Road, Qingpu District, Shanghai, the PRC, with a total area of 76,798.8 square meters, and all the buildings, fixtures and related facilities thereon. Company agrees to guarantee the Seller’s performance of its obligations set forth in the Purchase Agreement.

Each of Seller and Buyer respectively agrees to indemnify the other party for losses arising from certain breaches of the Purchase Agreement, and for certain other liabilities, subject to specified limitations.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in the forward-looking statements.

Particular uncertainties that could materially affect future results include any risks associated with the proposed transaction such as: (1) the risk that the conditions to the closing of the transaction are not satisfied; (2) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (3) risks that the proposed transaction disrupts the current plans and operations of the Company; (4) unexpected costs, charges or expenses resulting from the transaction; and (5) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction.

The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction Acorn’ filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, and which discuss additional important risk factors that may affect their respective businesses, results of operations and financial conditions. Company undertakes no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXHIBITS

Exhibit 99.1 – Press Release: Acorn International Closes RMB360 Million (US$57 million) Sale of Non-Core Assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2018

Acorn International, Inc

By:	/s/ Jacob Alexander Fisch
Name:	Jacob Alexander Fisch
Title:	Chief Executive officer